[redacted]

11019599

SECU[...]SION
Washington, D.C. 20549

RECEIVED
MAR 01 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Dr., 7th Floor
(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Donovan (310) 888-6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave, Suite #2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Nunnelee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK J. FLANNICK
Commission # 1828628
Notary Public - California
Los Angeles County
My Comm. Expires Dec 30 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Dr., 7th Floor
(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Donovan (310) 888-6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave, Suite #2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michele Maslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK J. FLANNICK
Commission # 1820828
Notary Public - California
Los Angeles County
My Comm. Expires Dec 20, 2012

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY NATIONAL SECURITIES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc (the Company), a wholly owned subsidiary of City National Bank, as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

February 28, 2011

KPMG LLP

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	23,476,028
Marketable securities, at fair value		5,535,527
Receivables from clearing organizations		635,737
Deferred tax asset		23,091
Receivable from related party – federal income tax		578,161
Total assets	$	30,248,544
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to related party – state income tax	$	39,765
Accrued expenses		110,000
Securities sold, not purchased, at fair value		5,532,985
Payable to related party		2,744
Total liabilities		5,685,494
Commitments		
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		21,563,050
Total stockholder's equity		24,563,050
Total liabilities and stockholder's equity	$	30,248,544

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization and Business*

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the Financial Industry Regulatory Authority (FINRA) and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker/dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC (NFS).

In 2010 The Company filed a Form ADV with the Securities and Exchange Commission (SEC) to register as a registered investment advisor. As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(b) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(c) *Securities Transactions*

Securities transactions are recorded on a trade-date basis.

(d) *Fair Value of Financial Instruments*

Marketable securities, including securities sold short, not yet purchased, are carried at fair value on a trade-date basis, based on publicly reported bid and ask quotations, or amounts approximating fair value. Other assets, including cash and certain receivables, as well as liabilities are carried at fair value or contracted amounts, which approximate fair value due to the short period of maturity.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

The Company recognizes the benefits of tax return positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-like than-not criterion is based on the largest benefit that is more than 50% likely to be realized.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Bank provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay the Bank amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return.

(f) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *New Accounting Standard*

In January 2010, the Financial Accounting Standards Board (FASB) issued a new standard related to fair value measurements and disclosures, which amends the earlier FASB standard to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The new standard also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure the fair value. The Company adopted the new accounting standard, which became effective years beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the new standard did not have a material impact on the Company's statement of financial condition.

(2) Subdistribution and Shareholder Servicing Fees

The Company serves as subdistributor for the Class N shares of 12 open-ended mutual funds of the CNI Charter Funds (the Funds). The Funds are managed by City National Asset Management, Inc., a wholly owned subsidiary of the Bank. SEI Investments Distribution Co. (SEI) serves as principal distributor for the Funds, and pursuant to the subdistribution agreement, the Company receives subdistribution fees from SEI of 0.25% to 0.50% of the average annual Class N net assets of the Funds. For three funds, Prime Money Market, Government Money Market, and California Tax Exempt Money Market, the Company

receives subdistribution fees from SEI of 0.50% of the average annual Class S net assets. During 2010, the Company elected to waive the majority of the subdistribution fees.

The Company also has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class I, Class N, and Class S share investors of the Funds. Under the terms of the shareholder servicing agreement, the Company receives shareholder servicing fees of 0.25% on an annual basis on the Funds' Class I, Class N, and Class S net assets. City National Asset Management, Inc. and the Company elected to waive the majority of the shareholder servicing fees for the money market Funds, in order that the Funds maintain an effective yield floor. Throughout the year, the Company waived all shareholder servicing fees for the Prime Money Market, Government Money Market, and California Tax Exempt Money Market Funds.

(3) Transactions with Affiliates

Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are reimbursed by the Company pursuant to an agreement between the Company and the Bank.

The Company has retained the investment management division of the Bank, City National Asset Management (CNAM), to provide investment advisory and portfolio management services for their investment advisory program (the Program). In addition, the Company has established custodian accounts on behalf of each of its clients under the Program. The Company compensates the Bank for these services.

(4) Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for customers and its proprietary inventory accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(5) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances. As of December 31, 2010, the Company had net regulatory capital of $23,748,817, which was $23,498,817 in excess of the required minimum net capital of $250,000.

(Continued)

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset at December 31, 2010 are presented below:

Deferred tax asset:		
State taxes	$	23,091
Total deferred tax asset	$	23,091

In addressing the realizability of deferred tax assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.

Management has analyzed the Company's uncertain tax positions and identified no uncertain tax positions that require recognition and measurement within the statement of financial condition. The Company does not believe that a significant change will occur in the coming year as to its uncertain tax positions.

(7) Fair Value Measurements

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability of the Company is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-Level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy Level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The Company holds only Level 2 investment securities as of December 31,

2010. A table summarizing the Company's investments under these levels of classification is included below.

		Level 1	Level 2	Level 3	Fair value at December 31, 2010
Asset table:					
Investments, at fair value:					
U.S. government agency obligations	$	—	498,977	—	498,977
Municipal bonds		—	5,036,550	—	5,036,550
Total investments, at fair value	$	—	5,535,527	—	5,535,527

		Level 1	Level 2	Level 3	Fair value at December 31, 2010
Liability table:					
Securities sold, not yet purchase:					
U.S. government agency obligations	$	—	(498,735)	—	(498,735)
Municipal bonds		—	(5,034,250)	—	(5,034,250)
Total securities sold, not yet purchase	$	—	(5,532,985)	—	(5,532,985)

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 for the year ended December 31, 2010.

There were no acquisitions of Level 3 assets during 2010.

(8) Commitments and Contingencies

On January 1, 2007, the Company amended its agreement with NFS, for a five-year period, to include a contingent termination clause. In the event that the Company terminates its agreement with NFS prior to the agreement's expiration date, the Company would have to pay a termination fee equal to the estimated monthly clearing and execution charges due for the remaining length of the agreement. The Company currently has no intention of terminating the agreement. If the Company did terminate the agreement, the termination fee would have a material effect on the financial position of the Company.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Statement of Financial Condition

December 31, 2010

(9) Subsequent Events

The Company evaluated events occurring after December 31, 2010 and through February 28, 2011, the date the statement of financial condition were issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the statement of financial condition. No such subsequent events were identified.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
City National Securities, Inc.:

In planning and performing our audit of the financial statements of City National Securities, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2011

KPMG LLP

KPMG

CITY NATIONAL SECURITIES, INC.

(A Wholly Owned Subsidiary of City National Bank)

(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17(a)-5(e)(3) of the Securities and Exchange Commission as a public document.